THORNBURG INVESTMENT MANAGEMENT

Code of Business Conduct and Ethics

March 2015

Policy Objectives

Honesty and integrity are hallmarks of Thornburg Investment Management, Inc. (the “Firm”). The Firm has a fiduciary obligation to its Investment Clients, and the Firm seeks the highest standards of ethics and conduct in all of its business relationships.

This Code has been adopted by the Firm pursuant to paragraphs (a)(1), (2), (4) and (5) of Rule 204A-1 under the Investment Advisers Act of 1940 with the objectives of deterring wrongdoing and promoting (1) honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships, (2) full, fair, accurate, timely and understandable disclosure in reports and documents which the Firm files with the Securities and Exchange Commission and in other public communications made by the Firm, (3) compliance with applicable governmental laws, rules and regulations, (4) prompt internal reporting of violations of this Code, and (5) accountability for adherence to this Code.

This Code, together with the separately adopted Personal Securities Transactions Policy, is intended to comprise the Firm’s code of ethics described in Rule 204A-1 under the Investment Advisers Act of 1940.

All records and reports created or maintained pursuant to this Code are intended solely for the internal use of the Firm, are confidential, and in no event constitute an admission by any person as to any fact, circumstance or legal conclusion.

This Code is intended to function and harmonize with the Thornburg Investment Trust Code of Business Conduct and Ethics. Where appropriate or necessary, specific sections of this Code include a coordinating provision referencing the appropriate section of the Thornburg Investment Trust Code of Business Conduct and Ethics.

Please see the Glossary of Terms for definitions of terms used in this Code.

Compliance with Laws, Rules and Regulations

The Firm expects its Supervised Persons to comply with all laws, rules and regulations applicable to its operation and business. Supervised Persons should seek guidance whenever they are in doubt as to the applicability of any law, rule or regulation regarding any contemplated course of action. The Firm holds information and training sessions to promote compliance with laws, rules and regulations, including insider trading laws. Please consult the various guidelines and policies which the Firm has prepared in accordance with specific laws and regulations.

A good guideline, if in doubt on a course of action, is “Always ask first, act later – if you are unsure of what to do in any situation, seek guidance before you act.”

As a registered investment adviser, the Firm is subject to regulation by the Securities and Exchange Commission, and compliance with federal, state and local laws. The Firm insists on strict compliance with the spirit and the letter of these laws and regulations.

Conflicts of Interest

Each Supervised Person should be scrupulous in avoiding any conflict of interest with regard to the Firm’s interest. A “conflict of interest” occurs when an individual’s private interest interferes with the interests of the Firm or its Investment Clients. A conflict situation can arise when a Supervised Person pursues interests that prevent the individual from performing his duties for the Firm or an Investment Client objectively and effectively. Conflicts of interest also arise when a Supervised Person or member of the individual’s family receives undisclosed, improper benefits as a result of the individual’s positions with the Firm. Any conflict of interest that arises in a specific situation or transaction must be disclosed by the individual and resolved before taking any action.

Matters involving a conflict of interest are prohibited as a matter of policy, except when approved by the Firm’s president or Chief Compliance Officer. Conflicts of interest may not always be evident, and individuals should consult with higher levels of management or legal counsel if they are uncertain about any situation. In no event, however, shall investment in any security made in accordance with the Firm’s Policy on Personal Securities Transactions (or comparable policy or code then in effect) be considered a conflict of interest with the Firm.

Comment: This section relating to conflicts of interest is substantially similar to the comparable section in the Thornburg Investment Trust Code of Business Conduct and Ethics, but Supervised Persons should recognize that (i) the Trust’s Code of Business Conduct and Ethics governs conflicts with interest of the Trust, rather than the Firm and its Clients, and (ii) the procedures for reporting and resolving conflict under the Trust’s Code of Business Conduct and Ethics is different from the Procedure under this Code. If an interest of the Supervised Person appears to conflict with an interest of the Trust and the Firm), the Supervised Person should make a disclosure and seek any approval under the Trust’s Code of Business Conduct and Ethics.

Corporate Opportunities

Supervised Persons shall not take for themselves personally opportunities that are discovered through the use of their position with the Firm, except with the approval of the Firm’s President or Chief Compliance Officer. Supervised Persons of the Firm owe a duty to the Firm to advance its legitimate interests when the opportunity to do so arises. In no event, however, shall investment in any security made in accordance with the Firm’s Policy on Personal Securities Transactions (or comparable policy or code then in effect) be considered a business opportunity of the Firm.

Comment: This section relating to corporate opportunities is substantially the same as the comparable section on the Thornburg Investment Trust Code of Business Conduct and Ethics, but Supervised Persons should recognize that (i) the Trust’s Code of Business Conduct and Ethics governs opportunities of the Trust, rather than the Firm, and (ii) the procedures for reporting and obtaining an approval under the Trust’s Code of Business Conduct and Ethics is different from the procedure under this Code. If an opportunity appears to relate both to the business of the Trust and the Firm, the Supervised Person should make disclosure and seek any approval under the Trust’s Code of Business Conduct and Ethics.

Confidentiality

Supervised Persons shall exercise care in maintaining the confidentiality of any confidential information respecting the Firm or its Investment Clients, except when disclosure is authorized or legally mandated. Supervised Persons should consult with the Firm’s Chief Compliance Officer or legal counsel if they believe that have a legal obligation to disclose confidential information. Confidential information includes nonpublic information of the Firm that may be helpful to competitors, or otherwise harmful to the Firm, or its Investment Clients. Confidential information also includes information respecting the portfolio holdings of Investment Clients (including particularly Investment Company Clients). The obligation to preserve confidentiality of this information continues after association with the Firm ends.

Comment: Attention is directed to the Internal Confidentiality and Privacy Protections Policy, which appears in the Firm’s Manual of Policies and Procedures, and which was adopted by the Firm to protect the nonpublic personal information of the Investment Clients of the Firm and the shareholders of Thornburg Investment Trust. This section respecting confidentiality is substantially the same as the comparable section in the Thornburg Investment Trust Code of Business Conduct and Ethics, except that a specific reference is made to information respecting portfolio holdings of Investment Clients.

Fair Dealing

Supervised Persons should endeavor to deal fairly with Investment Clients, service providers and competitors, and shall not seek unfair advantage through improper concealment, abuse of improperly acquired confidential information, misrepresentation of material facts when the other party is known by the Supervised Persons to rely justifiably on the individual to disclose those facts truthfully, or improper and unfair dealing.

Foreign Corrupt Practices Act

The Foreign Corrupt Practices Act (the “FCPA”) strictly prohibits unauthorized facilitation payments to government officials of foreign countries, including the payment of any money or anything of value to a foreign official for the purposes of:

•	Influencing any act or decision of a foreign official in his or her official capacity (including, but not limited to, obtaining approval for government issued permits, licenses or work visas);

•	Inducing a foreign official to perform or abstain from performing any act in violation of the foreign official’s lawful duty;

•	Securing any improper business advantage; or

•	Inducing a foreign official to use his or her official influence with a foreign government (or instrumentality thereof) to affect or influence any act or decision of such government in order to assist the inducer in obtaining or retaining business with the government, or directing such business to any person.

In addition, many foreign countries have rules and regulations restricting gifts to people who are employed by the government of that country. The Firm intends to fully comply with all of those rules and regulations. If you are at all uncertain about the applicability of the FCPA, or similar laws, to any entertainment, gift or anything of value to any non-U.S. official, consult a Compliance Officer.

Business Gifts and Entertainment

The purpose of business entertainment and gifts in a commercial setting is to create goodwill and sound working relationships, not to gain unfair advantage. No gift or entertainment should ever be offered, given, provided or accepted by any Supervised Person in connection with the Firm’s business unless it (1) is consistent with customary business practices, (2) is not excessive in value, (3) cannot be construed as a bribe, payoff or kickback, (4) does not violate any laws or regulations and (5) is pre-cleared by Compliance if a government affiliated person (defined below) is involved, directly or indirectly.

No Supervised Person shall provide to, or accept from, any client or prospective client, or person or entity that does or seeks to do business with or on behalf of the Firm, more than $100 worth of gifts per year (this limit does not include nominal logo/promotional items). No Supervised Person may give or accept cash or cash equivalent gifts – gift cards that are not exchangeable for cash, are not considered “cash equivalents.” Supervised Persons may provide to, or accept from, any client or prospective client, or person or entity that does or seeks to do business with or on behalf of the Firm, a business entertainment event such as a dinner, golf outing, theater or sporting event if the person or entity providing the entertainment is present and as long as the event is not extravagant or excessive so as to give the appearance of impropriety. Meals provided in the Firm’s office, a client’s office, or in a similar business setting, shall not be deemed entertainment and the Firm does not require Access Persons to report these activities in their quarterly reports, as described below.

On a quarterly basis, all Access Persons will be required to report by midnight on the last day of the second month after quarter end, all entertainment and gifts that were given and received within the previous quarter.

Gifts and Entertainment to Government Affiliated Persons. In addition to the restrictions noted above, no gift, entertainment or any other thing of value may be given, directly or indirectly, to any government affiliated person unless the giving of such thing of value is pre-approved by Compliance. A “government affiliated person” includes, but is not limited to, any person affiliated with a governmental plan or a governmental entity, at any jurisdictional level. “Anything of value” is very broadly defined and includes, but is not limited to, logo/promotional items, meals (regardless of setting), drinks, business entertainment events, including participation in Thornburg campus seminars/events, and tickets to any type of event.

Political Contributions and Political Activity

Several federal and state regulations seek to prevent so-called “pay to play” practices by investment advisors, such as when an investment advisor makes campaign contributions to an elected official in order to influence the award of advisory contracts to manage government investment accounts. Many of these regulations restrict the ability of an investment advisor’s directors, officers and employees to make or solicit political contributions.

In order to avoid a violation of these regulations, all Supervised Persons are prohibited from any of the following activities, whether done individually or in the name of the Firm, unless prior approval has been obtained from the Firm’s Chief Compliance Officer or another person designated by the Firm’s Chief Compliance Officer. If, after considering all relevant factors, the Chief Compliance Officer or his designee determines that the proposed activity will not violate applicable regulations, then the Chief Compliance Officer or his designee shall approve the proposed activity. In making these determinations, the Chief Compliance Officer or his designee may consult with other persons, including the Firm’s president and legal counsel.

1.	Making a gift, subscription, loan, advance or deposit of money, or giving anything else of value (each, a “Contribution”), to an incumbent, candidate or successful candidate for elective office of any State of the United States or political subdivision of a State of the United States.

2.	Making a Contribution to a political action committee, political party or other entity organized to fund the political activities of an incumbent, candidate or successful candidate for elective office of any State of the United States or political subdivision of a State of the United States.

3.	Working on behalf of an incumbent, candidate or successful candidate for elective office of any State of the United States or political subdivision of a State of the United States (e.g., volunteering on a political campaign), unless such work occurs outside of your normal working hours with the Firm and involves no use of the Firm’s resources (e.g., the Firm’s office space or telephones).

4.	Coordinating or soliciting any person (including a family member) or political action committee to make a Contribution to an incumbent, candidate or successful candidate for elective office of any State of the United States or political subdivision of a State of the United States, or to a state or local political party (e.g., hosting a fundraising event on behalf of any such candidate).

Comment: Attention is also directed to the Firm’s Third-Party Marketer Policy, which places certain restrictions on the ability of the Firm to use a third party to solicit clients.

5.	Doing indirectly anything which the preceding four numbered paragraphs would prohibit the Supervised Person from doing directly

Comment: Examples of the types of indirect actions which are prohibited include, but are not limited to, (a) a Supervised Person could not form his own political action committee and make Contributions through that political action committee which the Supervised Person would be prohibited from making in his own name; (b) a Supervised

Person could not funnel Contributions through third parties, such as attorneys, family members, friends or affiliated companies; (c) making a contribution to a charitable organization at the request of an incumbent, candidate or successful candidate for elective office of any State of the United States or political subdivision of a State of the United States, if the purpose in making such a contribution is to induce that incumbent, candidate or successful candidate to provide investment advisory business to the Firm.

If you have any questions about these restrictions on political contributions and political activities, please contact the Firm’s Chief Compliance Officer or, in his/her absence, another member of the Compliance Department, before making the political contribution or participating in the political activity.

Protection and Proper Use of Firm Assets

All Supervised Persons should endeavor to protect the assets of the Firm and its Investment Clients, and pursue their efficient investment in accordance with the Firm’s business purposes. Any suspected incident of fraud or theft should be immediately reported for investigation as hereinafter described under the caption “Administration and Enforcement of the Code.”

The obligation of Supervised Persons to protect the assets of the Firm includes its proprietary information. Proprietary information includes intellectual property such as trademarks and copyrights, as well as business, marketing and service plans, databases, records, salary information, unpublished financial data and reports. Unauthorized use or distribution of this information violates this Code.

Insider Trading

All Supervised Persons should pay particular attention to potential violations of insider trading laws. Insider trading (also referred to as “trading on material nonpublic information,” and which may include giving inside information to other persons) is both unethical and illegal, and will be dealt with if it occurs. Supervised Persons are expected to familiarize themselves with the Policy on Insider Trading, adopted by the Firm. If they have questions about these guidelines, they should consult with the Firm’s president, the Chief Compliance Officer, or the Firm’s legal counsel before making any trade for the Firm or any personal trade, and before giving information to other persons.

Comment: Attention is directed to the Firm’s Policy on Insider Trading, which appears in the Firm’s Manual of Policies and Procedures.

Administration and Enforcement of the Code

Certification

Each newly hired Supervised Person of the Firm will be provided a copy of the Code. Each such individual must certify in writing within 30 days that they have received a copy of the Code, read and understand all provisions of the Code, and agree to comply with the applicable terms of the Code. The Firm will provide its Supervised Persons with any amendments to the Code and will require all such individuals to certify in writing that they have received, read and understand the amendments. Each year the Chief Compliance Officer will conduct an annual meeting with

Supervised Persons to review the Code. Supervised Persons will annually certify that they have read, understood and complied with the Code, that they have made all of the reports required by the Code and have not engaged in any prohibited conduct.

Reporting Violations

All Supervised Persons are required to promptly report any actual, apparent or suspected violations of the Code to the Chief Compliance Officer. If the Chief Compliance Officer or another compliance officer is not available the individual should report the violation to their immediate supervisor who is then responsible for reporting it to the Chief Compliance Officer. All reports will be treated confidentially to the extent permitted by law and investigated promptly.

Sanctions

Upon discovering a violation of this Policy, the Firm may impose such sanctions as it deems appropriate, including, but not limited to, a letter of censure, fine, suspension or termination of the violator’s employment.

Glossary

“Access Person” means:

i. Any director or officer of any of the Firm.

ii. Any Supervised Person of the Firm, unless, in the Chief Compliance Officer’s sole discretion, a particular Supervised Person does not have ongoing access to the Companies’ headquarters or information systems.

iii. Individuals who are registered with the FINRA as an associated person of Thornburg Securities Corporation.

iv. Any director, officer, general partner or employee of any company in a Control relationship with the Firm who, in connection with their regular functions or duties, make, participate in, or obtain information regarding the purchase or sale of Securities by any Investment Client, or whose functions relate to the making of any recommendations with respect to those purchases or sales.

v. Any natural person who is in a Control relationship with the Firm and who obtains information concerning recommendations made to any Investment Client with regard to the purchase or sale of Securities by the Investment Client.

“Chief Compliance Officer” means, for purposes of this Code, the Firm’s chief compliance officer.

“Fund” means any series of Thornburg Investment Trust or any other Investment Company as to which the Firm is an investment adviser or sub-adviser.

“Investment Client” means any person with whom the Firm has a contract to perform discretionary investment management services, including any series of an Investment Company.

“Investment Company” means a company registered as such under the Investment Company Act of 1940.

“Investment Company Client” means any Investment Company (or series thereof ) as to which the Firm is an investment adviser or investment sub-adviser.

“Policy on Personal Securities Transactions” means the Firm’s written policy of that name, as revised from time to time. This Policy can be found in the Firm’s Manual of Policies and Procedures.

“Supervised Person” means any director, managing director, officer (or other person occupying a similar status or performing functions similar to any of those persons) or employee of the Firm, and any other persons who are subject to the Firm’s supervision and control.

“Trust” means Thornburg Investment Trust.

“TSC” means Thornburg Securities Corporation.